Spur Ventures Inc.

Consolidated Financial Statements (Unaudited)
For the three months ended June 30, 2006 and 2005
(Expressed in U.S. dollars)

Spur Ventures Inc.
Consolidated Balance Sheets

Expressed in U.S. dollars	June 30,	December 31,
	2006	2005
	(Unaudited)	(Restated)
ASSETS
Current
Cash and cash equivalents	$19,215,593	$24,988,099
Short-term investments	10,729,547	5,767,612
Accounts receivable	570,923	401,787
Inventory	2,919,994	2,604,680
Prepaid expenses	174,003	280,268
Due from YPCC (Note 5)	303,764	316,327
	33,913,824	34,358,773
Fixed assets - net (Note 3)	8,713,945	8,574,372
Land use right - net (Note 4)	710,405	691,583
Mineral properties (Note 2)	2,924,132	2,557,660
Other assets	471,715	420,871
	$46,734,021	$46,603,259
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,911,343	$2,106,716
Customer deposits	98,022	139,963
Other payables	225,414	273,611
Bank loans (Note 6)	2,690,012	2,664,684
	4,924,791	5,184,974
Minority interest	337,826	506,671
SHAREHOLDERS' EQUITY
Capital stock (Note 7)
Authorized -
Unlimited number of Common shares without par value
Unlimited number of Preferred shares without par value
Issued -
58,740,520 Common shares (2005: 58,090,520)	44,211,521	43,646,054
Stock options and warrants	2,708,917	2,649,685
Cumulative translation adjustment	4,593,806	3,601,095
Deficit	(10,042,840)	(8,985,220)
	41,471,404	40,911,614
	$46,734,021	$46,603,259

APPROVED BY THE DIRECTORS

Robert G. Atkinson	Robert J. Rennie
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Consolidated Statements of Operations and Deficit (Unaudited)

	Three months ended		Six months ended
Expressed in U.S. dollars	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Sales	$1,020,136	$2,099,865	$3,840,986	$3,825,539
Cost of sales	1,171,584	2,049,960	3,795,674	3,493,543
Gross Profit / (Loss)	(151,448)	49,905	45,312	331,996

Expenses
Consulting fees	42,518	15,756	82,264	78,511
Depreciation and amortization	107,310	54,147	124,183	67,985
Interest	50,438	39,802	98,668	89,506
Office and miscellaneous	106,842	80,402	250,323	124,928
Printing and mailing	25,728	30,514	33,173	32,122
Professional fees	140,040	94,131	210,502	112,681
Rent	64,868	28,334	94,314	39,303
Repairs and maintenance	1,385	35,865	1,937	39,719
Selling expenses	53,308	73,223	167,729	126,471
Stock-based compensation expenses	63,068	161,141	157,414	346,800
Transfer agent and filing fees	17,285	10,642	29,200	13,318
Travel, advertising and promotion	70,223	101,943	94,553	153,653
Wages and benefits	209,833	137,219	361,940	234,877
	952,846	863,119	1,706,200	1,459,874

Operating loss	(1,104,294)	(813,214)	(1,660,888)	(1,127,878)

Other income and expenses
Interest income	243,557	2,659	458,267	50,316
Foreign exchange gain (loss)	(42,495)	(100)	5,994	(574)
	201,062	2,559	464,261	49,742

Loss before minority interest	(903,232)	(810,655)	(1,196,627)	(1,078,136)
Minority interest	85,076	97,643	139,008	69,489
Loss for the period	(818,156)	(713,012)	(1,057,619)	(1,008,647)

Deficit, Beginning of period, restated (Note 1)	(9,224,684)	(6,462,049)	(8,985,221)	(6,166,414)

Deficit, End of period	$(10,042,840)	$(7,175,061)	$(10,042,840)	$(7,175,061)

Basic and diluted loss per common share	$(0.01)	$(0.02)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding	58,340,520	40,390,043	58,216,211	40,141,897

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Consolidated Statements of Cash Flows (Unaudited)

	Three months ended		Six months ended
Expressed in U.S. dollars	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Cash flows from operating activities
Net loss	$(818,156)	$(713,012)	$(1,057,619)	$(1,008,648)
Items not affecting cash
Depreciation and amortization	168,449	123,578	395,845	199,914
Stock-based compensation	63,068	161,141	157,414	346,800
Unrealized foreign exchange (gain)/loss	42,495	-	(4,761)	-
Loss on disposal of fixed assets	-	3,297	41,633	4,239
Net changes in non-cash working capital
Accounts receivable	258,990	105,607	(195,895)	26,613
Inventory	(429,092)	(41,426)	(308,021)	(75,799)
Prepaid expenses	173,321	(410,388)	135,693	(402,245)
Accounts payable and accrued liabilities	181,488	421,248	(216,890)	21,689
Customers deposits	(16,883)	(27,672)	(46,668)	(268,992)
Minority interest	(85,076)	(97,643)	(136,787)	(69,489)
Other Operating	(123,298)	2,533	(49,237)	2,533
	(584,694)	(472,737)	(1,285,293)	(1,223,385)
Cash flows from investing activities
Capital expenditures	(283,756)	(457,575)	(335,093)	(1,431,498)
Acquisition of other assets	(28,533)	-	(71,422)	-
Proceeds from disposal of assets and investments	-	(31,599)	-	4,459,799
Purchase of short-term investments	185,653	-	(4,992,121)	-
	(126,636)	(489,174)	(5,398,636)	3,028,301
Cash flows from financing activities
Issue of shares for cash - net of issue costs	440,478	629,048	461,275	665,723
Bank indebtedness repayment	-	(7)	-	(604,113)
	440,478	629,041	461,275	61,610

Effect of exchange rate changes	379,327	(92,494)	450,149	(105,982)

Increase (decrease) in cash and cash equivalents	108,475	(425,364)	(5,772,505)	1,760,544

Cash and cash equivalents, beginning of period	19,107,118	10,066,420	24,988,098	7,880,512

Cash and cash equivalents, end of period	19,215,593	$9,641,056	$19,215,593	$9,641,056

Supplemental cash flow disclosure
Interest received	257,770	221	433,589	99,854
Interest paid	(33,491)	(27,242)	(77,364)	(82,766)

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Notes to Consolidated Financial Statements (Unaudited, except annual financial statements ended December 31, 2005)
June 30, 2006 and 2005

1. Basis of Presentation

Change in Reporting Currency to the U.S. dollar

Effective January 1, 2006, Spur Ventures Inc. (the “Company”) changed its reporting currency to the U.S. dollar (USD). The change in reporting currency is to better reflect the company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the industry. The Company holds most of its cash balances in USD deposits and conducts its Chinese operations in Chinese Renminbi (RMB). RMB revalued against the USD by 2.1% in July 2005 and introduced a managed float. Furthermore, the international currency of the agribusiness and mining industries is the USD. Prior to January 1, 2006, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and shareholders’ equity and cash flows in the Canadian dollar (CAD). The related financial statements and corresponding notes prior to January 1, 2006 have been restated to USD for comparison to the 2006 financial results.

These previous consolidated financial statements have been translated to the USD in accordance with EIC 130 “Translation Method when the Reporting Currency Differs from the Measurement Currency or There is a Change in the Reporting Currency”. These guidelines require that the financial statements be translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow items for each year are translated into the reporting currency using the average rate in effect for the period, and assets and liabilities are translated using the exchange rate at the period end. All resulting exchange differences are reported as a separate component of shareholders’ equity titled Cumulative Translation Adjustment.

Principles of consolidation and preparation of financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2005.

The Company has used the same accounting policies as disclosed in the audited financial statements included in the Company’s latest annual report, except as disclosed in Note 1.

The preparation of the consolidated financial statements in compliance with GAAP requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

The unaudited consolidated financial statements include Spur Ventures Inc., its 72.18% owned Joint Venture Company, Yichang Spur Chemicals Ltd. (“YSC”), since the date of acquisition, its

Spur Ventures Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

78.72% owned Joint Venture company, Yichang Maple Leaf Chemicals Ltd. (“YMC”) (Note 2) and its wholly owned subsidiary, Spur Chemicals (BVI) Inc. All significant inter-company transactions and accounts have been eliminated. YSC is dependent on Spur’s cash injections for working capital and repayments of loans, to which some of YSC’s assets are pledged as collateral at June 30, 2006. (Note 6)

Certain items have been reclassified to conform to the current period presentation. There is no effect on total results of operations or shareholders’ equity.

Foreign currency translations

While the Company’s fertilizer subsidiary YSC was considered a self-sustaining operation prior to March 31, 2006, it is now considered an integrated operation due to a significant change in the financial condition of YSC. Foreign currency translation of YSC was prospectively changed from the current rate method to temporal method. Under the temporal method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

YMC, the Company’s mining subsidiary, is considered an integrated operation and is translated from RMB into the CAD using the temporal method. Under this method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

2. Mineral Properties

Yichang Phosphate Project
	China		Canada		Total
	RMB	USD	CAD	USD	USD
Exploration and development costs
Balance, December 31, 2005 (Restated)	4,727,631	592,405	2,291,290	1,965,254	2,557,660
Project Costs	1,451,112	211,960	72,146	154,512	366,472
Balance, June 30, 2006	6,178,743	804,365	2,363,436	2,119,766	2,924,132

3. Fixed Assets

	June 30, 2006			December 31, 2005 (Restated)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Building	$ 3,818,255	$ 281,678	$ 3,536,577	$ 3,373,561	$ 188,963	$ 3,184,598
Construction in progress	273,571	-	273,571	500,604	-	500,604
Machinery and equipment	5,502,358	806,706	4,695,652	5,262,997	548,523	4,714,474
Motor vehicle	142,566	33,591	108,975	103,180	23,655	79,525

Spur Ventures Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

Office equipment and furniture	107,785	37,375	70,410	90,851	26,419	64,432
Leasehold improvement	33,835	5,075	28,760	32,357	1,618	30,739

Total Fixed Assets	$9,878,370	$1,164,425	$8,713,945	$9,363,550	$789,178	$8,574,372

4. Land Use Rights

		June 30, 2006		December 31, 2005 (Restated)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land Use Rights	$756,165	$45,760	$710,405	$723,120	$31,537	$691,583

5. Due from YPCC

As of June 30, 2006, the Company had the following amounts outstanding with minority shareholders of YSC, Yichang Phosphorous Chemical Industries Group Co. (“YPCC”):

	June 30, 2006		December 31, 2005 (Restated)
	RMB	USD	RMB	USD
Ag Bank loan (Note 6)	6,900,000	863,306	6,900,000	855,178

Loan from YPCC	(4,475,375)	(559,944)	(4,475,375)	(554,672)
Net exposure of YSC on loans	2,424,625	303,362	2,424,625	300,506
Other amounts due from YPCC and its subsidiaries	3,216	402	127,662	15,821
Total due from YPCC	2,427,841	303,764	2,552,287	316,327

The three party YPCC-YSC-Agricultural Bank loan situation has now been resolved. YPCC cancelled the loan of RMB 4,475,375 ($559,944) owed by YSC, YSC applied this loan as a credit against the RMB 6,900,000 ($863,306) owed by YPCC. YSC made a repayment of RMB 4,280,073 ($535,509) to the Agricultural Bank on August 14, 2006 to the Agricultural bank for a principal of RMB 4,000,000 ($500,467) and related interest. The remaining loan balance of RMB 2,900,000 ($362,839) will be repaid by December 2006.

6. Bank Loans

Lender	Principal Amount		Annual interest
	RMB	USD	rate	Maturity date

ICBC Bank	11,900,000	1,488,891	5.84%	October 27, 2005
ICBC Bank	2,700,000	337,815	5.58%	November 3, 2005
Agricultural Bank	6,900,000	863,306	6.588% (Note 5)	December 27, 2004
	21,500,000	2,690,012	Total

The two ICBC bank (Industrial & Commerce bank of China) loans were due in late October and early November 2005. YSC signed an agreement with ICBC bank on August 14, 2006, whereby it will make monthly repayments and repay RMB 4,700,000 ($588,049) by the end of 2006, and the remaining balance of RMB 9,900,000 ($1,238,656) by September 20, 2007. Collateral for the two ICBC loans include 9 YSC buildings, land use right for 13,563 square meters of land and 353 machineries at Xinyuan plant acquired in 2004, the principal place of business of YSC.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

7. Capital Stock, Warrants and Options

(a) Capital Stock

The following is a summary of capital stock transactions during the six-month period ended June 30, 2006:

(I)	Authorized

Unlimited number of Common shares without par value
Unlimited number of Preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

(ii)	Issued and outstanding

	Number of
	common shares	Amount
Balance, December 31, 2005	58,090,520	$ 43,646,054
Refund of issuance costs for private placement		20,812
Issuance costs for private placement		(563)
Exercise of options
- cash received	650,000	447,035
- transfer from stock option account		98,183

Balance as at June 30, 2006	58,740,520	$ 44,211,521

During the six months ended June 30, 2006, the Company received a refund of $20,812 from Raymond James being overpayment of issuance costs on the private placement in July of 2005. 350,000 stock options at an exercise price of CAD$0.90 each and 300,000 stock options at an exercise price of CAD$0.60 were exercised in May, 2006.

(b) Warrants

There were no warrants issued or exercised during the six-month period ended June 30, 2006. 5,421,666 warrants at an exercise price of CAD$1.50 expired on June 22, 2006.

The following table summarizes information for warrants outstanding as at June 30, 2006:

Number of warrants	Exercise price (CAD)	Expiry date
8,571,429	2.00	July 28, 2007

(c) Stock Options

The following is a summary of stock option transactions during the six-month period ended June 30, 2006:

Spur Ventures Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

		Weighted
		average
		exercise
	Options	price
	outstanding	(CAD)
Balance, December 31, 2005	5,885,000	1.12
Granted	200,000	1.50
Expired	(350,000)	0.90
Exercised (Note 7(a))	(650,000)	0.76
Balance, June 30, 2006	5,085,000	1.19

In March, 2006, the Company issued options to an officer to purchase 200,000 common shares of the Company at the exercise price of $1.50 per share. 50% of the options will vest on March 14th, 2007 and the remaining 50% will vest on March 14th, 2008.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grant as follows:

Risk free interest rate	3.41% - 3.64%
Expected life of options in years	2 to 5 years
Expected volatility	36 - 57%
Dividend per share	$0.00

The following table summarizes information about stock options outstanding at June 30, 2006:

	Option
	Exercise
Number of options	Price	Expiry Date
	CAD

1,700,000	0.60	May 6, 2008
635,000	1.20	June 19, 2008
1,650,000	1.50	July 23, 2009
200,000	1.50	October 12, 2009
500,000	1.80	March 1, 2010
200,000	1.50	September 16, 2010
200,000	1.50	March 14, 2011
5,085,000	Total

During the three-months ended June 30, 2006, compensation expense of $63,068 was recognized for options previously granted and vesting over time using the Black-Scholes option pricing model.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

During the six months ended June 30, 2006, the year to date accumulated stock based compensation expense is $157,414.

8. Related Party Transactions

During the three-month period ended June 30, 2006, the Company paid consulting fees of $36,300 (2005: $38,038) to two companies controlled by one officer and an associate of a director (2005: 3 companies).

During the six-month period ended June 30, 2006, the Company paid consulting fees of $70,903 (2005: $92,465) to two companies controlled by one officer and an associate of a director (2005:4 companies).

9. Segmented Information

Management considers developing an integrated fertilizer business including the development of the phosphate project in China to be the Company’s principal activity. All revenues are earned from sales to customers located in China.

			June 30, 2006
	Canada	China	Consolidated
Current assets	$ 21,655,656	$ 12,258,168	$ 33,913,824
Other assets	428,631	43,084	471,715
Fixed assets - net	40,174	8,673,771	8,713,945
Land used right - net	-	710,405	710,405
Mineral properties	-	2,924,132	2,924,132
Total assets	$ 22,124,461	$ 24,609,560	$ 46,734,021

			December 31, 2005 (Restated)
	Canada	China	Consolidated
Current assets	$ 21,397,256	$ 12,961,517	$ 34,358,773
Other assets	339,964	80,907	420,871
Fixed assets - net	42,649	8,531,723	8,574,372
Land used right - net	-	691,583	691,583
Mineral properties	-	2,557,660	2,557,660
Total assets	$ 21,779,869	$ 24,823,390	$ 46,603,259

10. Commitments and Obligations

(a) Tianren Acquisition final agreement

Spur Ventures Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

The Company signed the final agreement to acquire the fertilizer related business of Hebei Tianren Chemical Corporation (“Tianren”) in Beijing on June 18, 2006.

The interests being acquired include a:

1. 95% interest (80% direct and 15% indirect) in Tianren Agriculture Franchise Company (“Ag Franchise”), China’s largest marketer of compound NPK fertilizers. Ag Franchise sells over 1.5 Million tonnes per annum (“tpa”) of NPK (Nitrogen, Phosphate, Potassium) fertilizer as a commissioned sales agent for Sino Arab Chemical Fertilizer Company (SACF) and Dayukou Chemical Fertilizer Company (“Dayukou”).

2. 75% interest in Tianding Chemical Company (“Tianding”), which has a 100,000 tpa NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bag manufacturing facilities in China with current production under contract of in excess of 28 million bags per annum for Tianren, SACF, Dayukou and others. The bagging facility is a key part of the logistics for distribution of 50 kg bags of fertilizer within China.

3. 60% interest in Hubei Yichang Tianlong Industry Company (“Tianlong”), a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province, where Spur’s current facilities are located. Tianlong has an import license for sulphuric and phosphoric acid and will be eligible to apply for more import permits in the near future

4. 51% interest in Xinjiang Tianren Ltd. (“Xinjiang”), which has a 100,000 tpa plant in Xinjiang Uigur Autonomous Region in northwest China, an emerging market in China. The Xinjiang plant has scale up potential for over 1 million tonnes of production.

In exchange for the Acquired Interests, Spur will issue approximately 15.5 million shares. The Spur shares will be issued to Tianren on a pro-rata basis as the transfer of each of the acquired interests receives official approval from the Chinese authorities. The transaction is also subject to acceptance by the TSX Venture Exchange.

11. Subsequent Events

On July 4, 2006, the Company granted options to each of the independent directors of the Company to purchase 75,000 common shares in the capital of the Company, and to the CEO Dr. Rennie to purchase 250,000 common shares. These options are exercisable at a price of $1.03 per share up until the date that is 5 years following the date of grant and vest over a three-year period with one-third of the options vesting one year after the date of grant, one-third of the options vesting two years after the date of grant, and the remaining one-third of the options vesting three years after the date of grant.